U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                            WORLD SHOPPING NETWORK, INC.
                                   COMMON STOCK

                                   98150A 20 8
                                   (CUSIP NUMBER)

                           1530 Brookhollow Dr., Suite C
                              Santa Ana, California 92705

           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                  May 16, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  MARCINE ANIZ UHLER,
Social Security No.:  ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)___________________________________________________________

(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen

________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

________________________________________________________________

8.  Shared Voting Power:  7,893,000

________________________________________________________________

9.  Sole Dispositive Power:

________________________________________________________________

10. Shared Dispositive Power:  7,893,000

________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,893,000

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  24.50%

________________________________________________________________

14.  Type of Reporting Person:  IN

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Shopping Network, Inc.
Common Stock, $.001 par value
1530 Brookhollow Drive, Suite C
Santa Ana, California 92705

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marcine Aniz Uhler

(b)  3402 Bimini Lane, #3-F, Coconut Creek, FL  33066-2049

(c)  None

(d)  None

(e)  USA Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Tara Properties, Inc. agreed to perform certain consulting services for the Issuer in exchange for 1,580,000 shares of stock of the Issuer.

(b) Fordham Associates, Inc. agreed to perform certain consulting services for the Issuer in exchange for 500,000 shares of stock of the Issuer.

(c) Pelham Associates, Inc. agreed to perform certain consulting services for the Issuer in exchange for 3,000,000 shares of stock of the Issuer.

(d) ICapital Management, Inc. agreed to perform certain consulting services for the Issuer in exchange for 2,813,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of these transactions were to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, providing information, evaluation, and analysis with regard to the publicity needs of the company, including the possible production of one or more radio programs concerning the e-commerce in general and the business of the Issuer in particular. Additional consulting services included targeting acquisitions for the Issuer, and providing due diligence management and radio station analyses, review properties, operation, and closing analysis in connection therewith.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a). Tara Properties, Inc. acquired 1,580,000 of common shares of the Issuer on August 10, 2000, of which 1,200,000 came from Marcine Aniz Uhler. After Tara Properties acquisition of the aforementioned shares of the Issuer on August 10, 2000, such amount represented approximately 4.90% of the total and outstanding common shares of the Issuer. Marcine Aniz Uhler is sole officer and director of Tara Properties, Inc.
Additionally, Marcine Aniz Uhler is Trustee of the Michael Andrew Trust, who is sole shareholder of Tara Properties, Inc.

(b). Fordham Associates, Inc. acquired 500,000 of common shares of the Issuer on April 19, 2000. After Fordham's Associates, Inc. acquisition of the aforementioned shares of the Issuer on April 19, 2000, such amount represented approximately 1.56% of the total and outstanding common shares of the Issuer. Marcine Aniz Uhler is sole officer and director of Fordham Associates, Inc. Additionally, Marcine Aniz Uhler is Trustee of the Michael Andrew Trust, who is sole shareholder of Fordham Associates, Inc.

(c). Pelham Associates, Inc. acquired 3,000,000 of common shares of the Issuer on August 10, 2000. After Pelham Associates, Inc. acquisition of the aforementioned shares of the Issuer on August 10, 2000, such amount represented approximately 9.31% of the total and outstanding common shares of the Issuer. Marcine Aniz Uhler is sole officer and director of Pelham Associates, Inc. Additionally, Marcine Aniz Uhler is Trustee of the Michael Andrew Trust, who is sole shareholder of Pelham Associates, Inc.

(d). Icapital Management, Inc. acquired 813,000 of common shares of the Issuer on September 21, 2000. Icapital Management, Inc. acquired 2,000,000 of common shares of the Issuer on December 18, 2000. After Icapital Management's, Inc. acquisition of the aforementioned shares of the Issuer, such amount represented 8.73% of the total and outstanding common shares of the Issuer. Richard Nuthmann is sole officer and director of Icapital Management, Inc. Marcine Aniz Uhler is Trustee of the Michael Andrew Trust, who is sole shareholder of Icapital Management, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                        /s/  Marcine Aniz Uhler
                                             Marcine Aniz Uhler

                                             /s/  John J.. Anton
                                            John J. Anton, President